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                                                                  Exhibit (d)(7)

                             BROOKS AUTOMATION, INC.

                                  SUPPLEMENT TO
                                OFFER TO EXCHANGE

OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS HAVING AN EXERCISE PRICE OF $20.00
   OR MORE FOR NEW OPTIONS UNDER THE BROOKS AUTOMATION, INC. 2000 COMBINATION STOCK OPTION PLAN AND THE BROOKS AUTOMATION, INC. 1998 EMPLOYEE EQUITY INCENTIVE
                                      PLAN


    THIS OFFER AND THE RIGHT TO WITHDRAW FROM THIS OFFER EXPIRE AT 6:00 P.M.,
     EASTERN DAYLIGHT TIME, ON APRIL 11, 2003 UNLESS THIS OFFER IS EXTENDED

         In an effort to make the terms of the Offer to Exchange certain options as clear as possible, Brooks Automation, Inc. ("Brooks") is providing this Supplement to the Offer to Exchange (the "Supplement") to clarify certain aspects of the Offer previously described in the Offer to Exchange, dated March 13, 2003. All other terms of the Offer remain unchanged.

1    BROOKS' RIGHT TO WAIVE CONDITIONS TO THE OFFER

     In our Offer, we state that we reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any tender of any particular options or for any particular option holder. This is to clarify that if we choose to waive a condition of the Offer for a particular option or for any particular option holder, we will waive that condition for all participating
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option holders.

2 BROOKS' ACCEPTANCE AND CANCELLATION OF OLD OPTIONS AND OBLIGATION TO ISSUE NEW OPTIONS

     Promptly following the expiration of the Offer, Brooks will send an e-mail notification to all option holders whose offers to exchange have been accepted. That e-mail will also include Brooks' confirmation of our obligation to issue New Options in accordance with and subject to the terms of the Offer. Any option holders whose offers to exchange are rejected also will be promptly notified.

3    CONDITIONS OF THE OFFER

     In Section 7 of the Offer to Exchange Brooks' ability to terminate the Offer is based upon certain events which "could" "would" or "might" cause certain consequences to occur. Those references should in each case be read as meaning that such events reasonably would or could be expected to cause those consequences.

4    CONTEMPLATED BENEFITS OF THE OFFER

     In subparagraph 4 on page 23 of the Offer to Exchange, we refer to the "contemplated benefits" of the Offer to Brooks. The benefits referred to in that subparagraph are the same as the contemplated benefits described in subparagraph 3 above it.

5    ANNOUNCEMENT OF EXTENSIONS TO THE OFFER

     If we make any extensions to the offering period, we will notify you no later than 9:00 a.m. Eastern Daylight Time on the next business day after the last previously scheduled or announced expiration date, rather than 6:00 p.m. on that date, as we originally indicated in the Offer.

6    INCORPORATION BY REFERENCE OF CERTAIN SEC FILINGS

     Subparagraph 4 of Section 29 of the Offer to Exchange is hereby deleted in its entirety.


                 The date of this Supplement is March 27, 2003.